NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR DISSEMINATION IN THE UNITED STATES OF AMERICA

Zinc One Announces Terms of Rights Offering

Vancouver, BC - May 28 , 2019 - Zinc One Resources Inc. (TSX-V: Z; OTC Markets: ZZZOF; Frankfurt: RH33 - “Zinc One” or the “Company”) announces further to its news release dated May 27, 2019 that it will be proceeding with a rights offering to raise a minimum of CDN $1,224,439 and up to a maximum of CDN $2,448,942. Zinc One will be offering rights to holders of its common shares at the close of business on the record date of July 8 2019 on the basis of one (1) right for each each one (1) common share held (the “Rights Offering”). Each right will entitle the holder to subscribe for one share of the Company (a “Share”) upon payment of a subscription price of $0.02 per Share.

The rights will not trade on the TSX Venture Exchange. The Rights Offering will expire at 2:00 p.m. (Vancouver time) on August 7, 2019 (the “Expirty Time”), after which time unexercised rights will be void and of no value. The Rights Offering will include an additional subscription privilege under which eligible holders of the rights, who fully exercise their rights, will be entitled to subscribe, on a pro rata basis with other shareholders who participate in the oversubscription, for common shares that have not been purchased under the Rights Offering.

Details of the Rights Offering will be set out in the Rights Offering notice and Rights Offering circular which will be available under Zinc One’s profile at www.sedar.com. The Rights Offering notice and accompanying rights certificate will be mailed to each eligible shareholder of Zinc One as at the determined record date. Registered shareholders who wish to exercise their rights will be required to forward the completed rights certificate, together with the applicable funds, to the rights agent, Computershare Investor Services Inc., on or before the expiry time. Shareholders who own their common shares through an intermediary, such as a bank, trust company, securities dealer or broker, will receive materials and instructions from their intermediary. Rights delivered to brokers, dealers or other intermediaries may not be delivered by those intermediaries to beneficial shareholders who are residents in a jurisdiction outside of Canada.

Zinc One currently has 122,443,942 common shares outstanding. After completion fo the Rights Offering, Zinc One will issue a total of 61,221,971 common shares, assuming completion of the minimum offering amount, and up to 122,433,942 common shares, assuming completion of the maximum offering amount. The net proceeds of the offering will be used to repay corporate indebtedness, reduce trade payables, incurring US $200,000 for geological, resource modelling and technical studies on the Bongará Project and general working capital.

Closing of the Rights Offering is subject to acceptance of the TSX Venture Exchange.

Update on Bongará Zinc Mine Project and the Charlotte-Bongará Zinc Project

Zinc One is also pleased to announced that it has satisfied its annual claim maintenance payments on Bongará Zinc Mine Project and the Charlotte-Bongará Zinc Project. Zinc One satisfied its obligations with the loan proceeds of US $275,000 received from InCoR Holdings Limited. The details of the loan are set forth in Zinc One’s news release dated May 27, 2019.

About Zinc One Resources Inc.

Zinc One’s key assets are the Bongará Zinc Mine Project and the Charlotte-Bongará Zinc Project in north-central Peru.  The Bongará Zinc Mine Project was in production from 2007 to 2008, but was closed due to the global financial crisis and concurrent decrease in the zinc price. Past production included >20% zinc grades and recoveries over 90% from surface and near-surface zinc-oxide mineralization. High-grade, zinc-oxide mineralization is known to outcrop between the mined area and the Charlotte-Bongará Project, which is over six kilometres to the NNW and where past drilling intercepted various near-surface zones with high-grade zinc as well.

Additional Information

Gunther Roehlig

Interim CEO

Zinc One Resources Inc.

Phone: (604) 683-0911

Email: groehlig@zincone.com

www.zincone.com

U.S. Securities Law Matters

THE SECURITIES OFFERED HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN APPLICABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS. THIS PRESS RELEASE SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL.

Forward-Looking Statements

Information set forth in this news release contains forward-looking statements that are based on assumptions as of the date of this news release. These statements reflect management’s current estimates, beliefs, intentions and expectations. They are not guarantees of future performance. Zinc One cautions that all forward looking statements are inherently uncertain and that actual performance may be affected by many material factors, many of which are beyond their respective control. Such factors include, among other things: risks and uncertainties relating to Zinc One’s limited operating history, its proposed exploration and development activities on the Bongará Zinc Mine Project and the need to comply with environmental and governmental regulations. Accordingly, actual and future events, conditions and results may differ materially from the estimates, beliefs, intentions and expectations expressed or implied in the forward-looking information. Except as required under applicable securities legislation, Zinc One does not undertake to publicly update or revise forward-looking information.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Exchange) accepts responsibility for the adequacy or accuracy of this release.